UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Celator Pharmaceuticals, Inc.

(Name of Subject Company)

Celator Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15089R102

(CUSIP Number of Class of Securities)

Scott T. Jackson

Chief Executive Officer

Celator Pharmaceuticals, Inc.

200 PrincetonSouth Corporate Center, Suite 180

Ewing, New Jersey 08628

(609) 243-0123

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel Wolf

David B. Feirstein

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Celator Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Plex Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland (“Parent”), made pursuant to an Agreement and Plan of Merger, dated as of May 27, 2016, among Parent, Purchaser and Company (as it may be amended or supplemented from time to time), to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (“Shares”), at a purchase price of $30.25 per Share, net to the Seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, which together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Purchaser and Parent with the SEC on June 10, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the third paragraph under the heading “Regulatory Approvals” on page 41 of the Schedule 14D-9 and replacing it with the following paragraph:

“On June 27, 2016, Parent issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(5)(ii) to the amendment to the Schedule TO filed with the SEC on June 29, 2016 (the “Schedule TO/A”) and is incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following text at the end of such Item 8, prior to the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Legal Proceedings

On June 21, 2016, a putative class-action lawsuit challenging the Transactions (captioned Dunbar v. Celator Pharmaceuticals, Inc., Case No. L-001251-16) was filed in the Superior Court of New Jersey, Mercer County, Chancery Division. The complaint was filed against: (a) the Company, (b) each member of the Board, (c) Parent, and (d) Purchaser. The complaint generally alleges that the Company’s directors breached their fiduciary duties in connection with the proposed acquisition of the Company by Parent and Purchaser, and that Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint also generally asserts that the Company’s directors breached their fiduciary duties to Company’s stockholders by, among other things, (i) agreeing to sell the Company to Parent and Purchaser at an inadequate price, (ii) implementing an unfair process, (iii) agreeing to certain provisions of the Merger Agreement that allegedly favor Parent and Purchaser and deter alternative bids, and (iv) failing to disclose purportedly material information in this Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. The Company believes the plaintiff’s allegations lack merit and intends to vigorously defend against these claims.

On June 27, 2016, a second putative class-action lawsuit challenging the Transactions (captioned Palmisciano v. Celator Pharmaceuticals, Inc., Case No. 3:16-cv-03814) was filed in the United States District Court for the District of New Jersey. The complaint was filed against (a) the Company and (b) each member of the Board. The complaint generally alleges that the Transactions were the result of an unfair process, and that consequently the stockholders of the Company received inadequate consideration for their Shares. The complaint alleges that the transaction process was unfair based on, among other things, (i) the fact that the stockholders of the Company will not be able to take advantage of the potential future success of the Company or the benefits that Parent will receive from the Merger, (ii) certain provisions in the the Merger Agreement that purportedly locked up the Transactions, (iii) alleged insider interest in the Transactions and (iv) a failure to disclose purportedly material information in this Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. The Company believes the plaintiff’s allegations lack merit and intends to vigorously defend against these claims.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by replacing exhibit (a)(5)(D) with the following exhibit:

Exhibit Number	Description

(a)(5)(D)	Press Release issued by Parent, dated June 27, 2016 (incorporated herein by reference to Exhibit (a)(5)(ii) to the Schedule TO/A filed with the SEC on June 29, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celator Pharmaceuticals, Inc.

By:	/s/ Scott T. Jackson
Name:	Scott T. Jackson
Title:	Chief Executive Officer

Dated: June 29, 2016